SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The company announced today the termination of a management agreement by Mr.
Ronny Grundland as the Manager of its Swimwear Division, effective immediately.

Tefron is pleased to announce Mr. David Piller as the new Manager of the Swimwear Division effective immediately. Prior to joining Tefron and since 2008, Mr. Piller served as a VP procurement and sales of The New Hamashbir, from 2001 until 2008 he served as a VP marketing and sales of Kitan Textile Industries, from 1998 until 2001 he served as a national sales manager of Neviot Nature of Galilee, and from 1986 until 1998 Mr. Piller served in various positions in Oppenheimer Jerusalem Sweets Ltd, the latest of which as a VP marketing and sales. Mr. Piller holds a B.A. degree in Economy and Business Administration from the University of Nice (France).

Mr. Adi Livneh, Tefron's CEO, congratulated Mr. Piller upon joining the Swimwear Division and added "we are familiar with Mr. Piller's successful activities in his previous positions; we have total confidence in David's ability to drive the Division another step forward, in combined efforts and synergy with Tefron's overall activities".

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and it's Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         TEFRON LTD.
                                                         (Registrant)


                                                         By: /s/ Eran Rotem
                                                         -----------------------
                                                         Eran Rotem
                                                         Chief Financial Officer


                                                         By: /s/ Hanoch Zlotnik
                                                         -----------------------
                                                         Hanoch Zlotnik
                                                         Treasurer

Date: July 8, 2009


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